Exhibit 99.8

21 March 2005

Imperial Tobacco Group will hold a presentation for analysts on regulatory and litigation matters in the tobacco industry and International Financial Reporting Standards. At this presentation, Gareth Davis, Chief Executive, will confirm that the trading trends outlined at the Annual General Meeting on 1 February 2005 continue and that the overall anticipated performance of the Group for the financial year to 30 September 2005 remains in line with management expectations at that time.

International Financial Reporting Standards (IFRS)

The first year that the company will report under IFRS will be the financial year ending 30 September 2006, with comparatives for 2005. The estimated impact of adopting IFRS on the results for the year ended September 2004 has been assessed, but has not been audited. Excluding the impact of derivative accounting under IAS39, profit before tax, amortisation and exceptional charges would have been marginally lower, mainly due to pensions accounting. Adjusted EPS would have been 0.5 pence lower (or 0.5 per cent) at 101.1 pence following the pensions adjustment. Basic EPS would have been 19.1 pence higher (or 31.1 per cent) at 80.5 pence, further allowing for non-amortisation of goodwill. As a result of the combined impact of balance sheet changes in accounting for pensions, goodwill and dividends, total net assets would have been around £0.5 billion higher at £0.6 billion.

A copy of today’s presentation will be available on the corporate website www.imperial-tobacco.com from noon.

Interim results for the year ended 30 September 2005 will be announced on Tuesday 26 April 2005.

ENDS

ENQUIRIES

Alex Parsons	Nicola Tate and John Nelson-Smith
Imperial Tobacco Group	Imperial Tobacco Group
Group Media Relations Manager	Investor Relations Managers
Tel +44 (0)117 933 7241	Tel: +44 (0)117 933 7082/7032